

December 27, 2013

Via E-mail
Randal A. Nardone
Chief Executive Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Fortress Investment Group LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed October 31, 2013**
> **File No. 001-33294**

Dear Mr. Nardone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 97

Note 3 - Management Agreements And Fortress Funds, page 105

Deferred Incentive Income, page 106

1. We note your disclosure of the summary of the deferred incentive income from the Fortress Funds on an inception-to-date basis. We also note the tables that summarize the information with respect to the Fortress Funds, other than the Castles, and their related incentive income thresholds as of December 31, 2012. It is unclear to us how the amounts of distributed income, gross and recognized, as well as undistributed incentive

income disclosed in the table on page 106 reconcile to the amounts disclosed in the Fortress Funds tables. Furthermore, we note in your Form 10-Q for the quarterly period ended September 30, 2013 you disclosed the amount of distributed deferred incentive income from the Fortress Funds that have matured, however, we are still unable to reconcile the amounts of distributed, gross and recognized, as well as undistributed incentive income between these tables. Please tell us and revise your future filings as necessary.

Note 4 - Investments and Fair Value, page 113

Investments in Variable Interest Entities, page 117

2.   We note your disclosure on page 78 that that many of your funds are considered variable interest entities (VIEs). Given your involvement with a number of entities and the fact that none of them are consolidated, please revise your future filings to provide a more specific understanding as to why certain entities are considered VIEs versus voting interest entities, and the key considerations in determining whether such entities should be consolidated. In this regard, we note your accounting policy disclosure on page 100 that discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of funds with which you are involved and how your consolidation determination may vary by entity based on the consolidation model applied. For example, we note from your response to comment 22 in your January 18, 2007 letter that you were planning to modify the governance provisions of certain funds that were considered to be VIEs in a manner sufficient to trigger a change in status, and the proposed changes were going to make the entities voting interest entities. Thus, please tell us, and expand your disclosures as applicable, to discuss the types of funds which continue to remain evaluated as VIEs, and explain the typical features of these 46 funds.

3.   As a related matter, you disclose that substantially all of your funds that are VIEs qualify for the deferral granted under ASU 2010-10, and accordingly your determination as to whether you are the primary beneficiary of such VIEs is based on whether you are exposed to the majority of the expected losses or receive a majority of the expected residual returns. We further note your disclosure that you determined that you are not the primary beneficiary of the VIE entities disclosed in the table on page 118 because the related funds, intermediate entities and feeder funds are more closely associated with these entities than Fortress based on both a quantitative and qualitative analysis. Please revise your disclosure in future filings to clarify how the related party and closely associated analysis impacts your determination as to whether you are the primary beneficiary of such VIEs.

Form 10-Q for the Quarter Ended September 30, 2013

Note 8 – Earnings Per Share and Distributions, page 32

4.   We note that the calculations of diluted earnings per share for the three and nine months ended September 30, 2012 reflect adjustments in the amount of ($22.3) million and ($42.9) million, respectively, related to the add back of the Principals' and others' interests in income of Fortress Operating Group, net of assumed income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares.   It is not clear why the adjustment is negative in light of the amount of principals' and others' interests in income of consolidated subsidiaries on your consolidated statements of operations. While we acknowledge your response to comment 18 in your letter dated December 16, 2011 where you describe that the methodology for calculating this amount is complex, we believe it would be beneficial to investors to expand your discussion to explain how this amount is determined, as well as discussing any qualitative information regarding the drivers of the amount and likelihood of these units being dilutive. Additionally, as it relates to the calculation of these amounts for the three and nine months ended September 30, 2012, please provide us with the details of the calculations so we can better understand the impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant